UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14N/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

MAGICJACK VOCALTEC LTD.

(Name of Issuer)

Ordinary shares, no par value

(Title of Class of Securities)

M6787E101

(CUSIP Number)

☐          Solicitation Pursuant to § 240.14a-2(b)(7)

☐          Solicitation Pursuant to § 240.14a-2(b)(8)

☐          Notice of Submission of a Nominee or Nominees in Accordance with § 240.14a-11

☒          Notice of Submission of a Nominee or Nominees in Accordance with Procedures Set Forth Under Applicable State or Foreign Law, or the Registrant's Governing Documents

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	name of reporting persons Paul M. Posner
2

Mailing address and phone number of each reporting person (or, where applicable, the authorized representative)

c/o Carnegie Technologies Holdings, LLC

8522 Broadway Street

Suite 217

San Antonio, Texas 78217

(210) 447-1277

3

Amount of securities held that are entitled to be voted on the election of directors held by each reporting person (and, where applicable, amount of securities held in the aggregate by the nominating shareholder group), but including loaned securities and net of securities sold short or borrowed for purposes other than a short sale:

247,334 Ordinary Shares (consisting of 217,334 Ordinary Shares held by Paul M. Posner and 30,000 Ordinary Shares held by Carnegie Technologies – NY MJ Holdings, LLC)

4

Number of votes attributable to the securities entitled to be voted on the election of directors represented by amount in Row (3) (and, where applicable, aggregate number of votes attributable to the securities entitled to be voted on the election of directors held by group):

247,334 (such votes derived from 217,334 Ordinary Shares held by Paul M. Posner and 30,000 Ordinary Shares held by Carnegie Technologies – NY MJ Holdings, LLC)

1	name of reporting persons CARNEGIE TECHNOLOGIES – NY MJ HOLDINGS, LLC
2

Mailing address and phone number of each reporting person (or, where applicable, the authorized representative)

c/o Carnegie Technologies Holdings, LLC

8522 Broadway Street

Suite 217

San Antonio, Texas 78217

(210) 447-1277

3

Amount of securities held that are entitled to be voted on the election of directors held by each reporting person (and, where applicable, amount of securities held in the aggregate by the nominating shareholder group), but including loaned securities and net of securities sold short or borrowed for purposes other than a short sale:

247,334 Ordinary Shares (consisting of 30,000 Ordinary Shares held by Carnegie Technologies – NY MJ Holdings, LLC and 217,334 Ordinary Shares held by Paul M. Posner)

4

Number of votes attributable to the securities entitled to be voted on the election of directors represented by amount in Row (3) (and, where applicable, aggregate number of votes attributable to the securities entitled to be voted on the election of directors held by group):

247,334 (such votes derived from 30,000 Ordinary Shares held by Carnegie Technologies – NY MJ Holdings, LLC and 217,334 Ordinary Shares held by Paul M. Posner)

EXPLANATORY NOTE

This Schedule 14N/A Amendment No. 1 is being filed to reflect the transfer of 30,000 Ordinary Shares of MAGICJACK VOCALTEC LTD. from Paul M. Posner to Carnegie Technologies-NY MJ Holdings, LLC, a New York limited liability company of which Mr. Posner is the sole member, and to update certain other disclosures.

SCHEDULE 14N

Item 1(a). Name of Registrant

MAGICJACK VOCALTEC LTD., a company incorporated in the State of Israel (the “Issuer”).

Item 1(b). Address of Registrant’s Principal Executive Officers

The address of the principal executive offices of the Issuer is:

12 Haomanut Street, 2nd Floor

Poleg Industrial Zone

Netanya Israel 4250445

Item 2(a). Name of Person Filing

Paul M. Posner and Carnegie Technologies-NY MJ Holdings, LLC (collectively, the “Reporting Persons”)

Item 2(b). Address or Principal Business Office or, If None, Residence

c/o Carnegie Technologies Holdings, LLC

8522 Broadway Street

Suite 217

San Antonio, Texas 78217

Item 2(c). Title of Class of Securities

Ordinary shares, no par value, of the Issuer

Item 2(d). CUSIP No.

M6787E101

Item 3. Ownership

(a)	The amount of securities held and entitled to be voted on the election of directors by the Reporting Persons is as follows: As of the date hereof, Paul M. Posner, individually, holds 217,334 Ordinary Shares of the Issuer and Carnegie Technologies-NY MJ Holdings, LLC, a New York limited liability company of which Mr. Posner is the sole member, holds 30,000 Ordinary Shares of the Issuer (representing, in the aggregate, 247,334 Ordinary Shares).

(b)	All of the foregoing securities disclosed by the Reporting Persons in (a) of this Item 3 are voting securities. Pursuant to the Issuer’s governing documents, each Ordinary Share is entitled to one vote and therefore the number of Ordinary Shares disclosed in (a) of this Item 3 represents the number of votes attributable to such securities.

(c)-(d)	None of the securities disclosed in this Schedule 14N have been loaned or sold in a short sale that is not closed out, or that have been borrowed for purposes other than a short sale.

(e)	The aggregate voting stock owned by the Reporting Persons as set forth in this Item 3 is 247,334 Ordinary Shares, which constitutes approximately 1.6% of the outstanding Ordinary Shares of the Issuer.

Item 4. Statement of Ownership From a Nominating Shareholder or Each Member of a Nominating Shareholder Group Submitting this Notice Pursuant to § 240.14a-11

Not applicable.

Item 5. Disclosure Required for Shareholder Nominations Submitted Pursuant to § 240.14a-11

Not applicable.

Item 6. Disclosure Required by § 240.14a-18

(a)          Paul M. Posner has nominated Messrs. Frank J. Bell, Nabil N. El-Hage, Richard L. Kimsey, Morris A. Miller, and Richard W. Talarico (the “Nominees”) to the Board of Directors (the “Board”) of the Issuer at its pending 2016 annual general meeting of shareholders (the “Annual Meeting”). The Nominees have consented to be named in the Issuer's proxy statement and form of proxy and, if elected, to serve on the Issuer's board of directors. The Nominees have submitted to the Issuer completed form consents.

(b)-(d)

The participants in a solicitation are the Reporting Persons, the Nominees and Carnegie Technologies Holdings, LLC (“Carnegie”), a Delaware limited liability company which is controlled by Mr. Posner (the Reporting Persons and Carnegie, together with the Nominees, each a “Participant” and, collectively, the “Participants”). The nomination of the Nominees is being made in the Issuer’s proxy materials pursuant to the proxy access procedures set forth in Issuer’s Articles of Organization and the Israeli Companies Law, 5759-1999, as currently amended, and the cost of distribution thereof shall be borne by the Issuer. Each Nominee would be an “independent director” of the Issuer pursuant to the rules of the Nasdaq Stock Market.

The Reporting Persons and Carnegie have retained MacKenzie Partners, Inc. to assist in the solicitation of proxies by the Reporting Persons in connection with the Annual Meeting. Aggregate costs of solicitation, including costs of solicitation and legal and other advisors, are estimated to be $500,000.

The business address of the Reporting Persons and Carnegie is 8522 Broadway Street, Suite 217, San Antonio, Texas 78217. The addresses of the Nominees are as follows: Mr. Bell – 3622 Paradise Way, Jacksonville, FL 32250; Mr. El-Hage – One Calle Candina, #801, San Juan, PR 00907; Mr. Kimsey – 6726 Chancery Place, University Park, FL 34201; Mr. Miller – 200 Patterson, Apt 1006, San Antonio, TX 78209; Mr. Talarico – 3000 Grandview Farms Place, Bethel Park, PA 15102.

Below sets forth the biographical information of each Nominee, including his principal occupation and prior employment:

FRANK J. BELL, 62, is a telecommunications expert specializing in starting up/transforming and streamlining companies, driving revenue growth and profitability, and maximizing market value. Mr. Bell has led 8 successful start-up and turnaround companies and has more than 30 years of relevant industry experience. Currently, Mr. Bell is President of Wireless Consulting Services, Inc. where he provides Executive and Senior Level Management consulting services for wireless operators, focusing on start-ups, restructures, and retail distribution & market expansions. His current work is focused on companies including: TracFone (a subsidiary of America Movil - Mexico); RBD Marketing (dba SalesMakers, Inc. - USA); and Limitless Mobile LLC (UK). Past clients include: Sprint PCS, Ericsson, Columbia Capital, MC Venture Partners, and Thermo Companies. He is currently serving as a contract executive to RBD Marketing and is responsible for all corporate strategy and business development. Prior to his executive consulting roles, Mr. Bell was President of Global Sales and Marketing for Globalstar which provides satellite voice and data services in 120+ countries around the world. At Globalstar, Mr. Bell successfully re-engaged distribution partners and launched three new products resulting in a doubling of revenue for duplex sales (the company’s satellite phone) in just one year and an increase in the stock price of 800%. Prior to Globalstar, Mr. Bell led Open Mobile (Puerto Rico) for six years as its President and Chief Operating Officer. Under Mr. Bell’s leadership, the company achieved its 5-year subscriber business plan in 18 months, was EBITDA positive in 5 months, and all equity was returned to investors within 4 years. Prior to Open Mobile, Mr. Bell was a Founding Officer of MetroPCS and was responsible for delivering over 1 million wireless subscribers in Florida. Prior to MetroPCS, Mr. Bell had multiple roles with profit and loss responsibility at SprintPCS, Pacific Telesis (PacTel Paging), and DialPage (a Providence Journal Company). Mr. Bell has a MA - Human Resource Management & Organizational Development from Pepperdine University in Malibu, CA; and a BS - Business Administration from Old Dominion University in Norfolk, VA. He also served as a Captain in the US Army. Mr. Bell brings consumer, business, international, and public company telecommunications experience and will provide insightful direction to the Company.

NABIL N. EL-HAGE, 58, is an expert in corporate governance and corporate finance. Mr. El-Hage founded the Academy of Executive Education, LLC, an independent provider of executive education and advisory programs to institutional clients specializing in providing corporate governance education. Prior to founding the Academy of Executive Education, Mr. El-Hage served as Senior Associate Dean for External Relations and Adjunct Professor of Business Administration at Harvard Business School and has also served as Professor of Management Practice at Harvard Business School in the Finance Area and as a Senior Lecturer at Harvard Business School. While at Harvard, Mr. El-Hage was voted Capstone Professor six times, a rare honor, and was also awarded the prestigious Student Association Teaching Award in 2006. In addition to his academic experience, Mr. El-Hage gained experience in venture capital and private equity with TA Associates, Levant Capital Partners, and Advent International, as well as operating experience as the Chief Financial Officer of The Westwood Group, Inc. and Back Bay Restaurant Group, Inc. He also has served as Chairman and Chief Executive Officer of Jeepers! Inc., a private equity-financed national chain of indoor theme parks. Mr. El-Hage has served on the boards of numerous private and public companies, ranging from start-ups to those with several billion dollars in revenues. He also previously served as the independent chairman of the MassMutual Premier Funds, a $10 billion+ mutual fund complex. Mr. El-Hage’s diverse areas of expertise in corporate governance, management, and finance which have been honed through both business and academic excellence coupled with his extensive board experience will deliver a great deal of knowledge and perspective to the Company.

RICHARD L. KIMSEY, 62, brings more than 30 years’ experience in the telecommunications industry and has played a lead role in several prominent companies. Most recently, Mr. Kimsey founded the third largest urgent care business in western Florida, Lavender Health Care. Prior to establishing Lavender, Mr. Kimsey was CEO of Caribbean Operations for Cable & Wireless, plc where he was responsible for transforming fourteen disparate, slow-moving island phone companies into a cohesive, fast-moving integrated communications service provider. Prior to Cable & Wireless, Mr. Kimsey was CEO of TelePacific Communications, a California-based competitive carrier, where he laid the foundation for TelePacific to be named one of Inc. Magazine's Top 100 "Fastest-Growing Private Companies in America". Prior to leading Telepacific, Mr. Kimsey served as President, Southeast Region for Sprint PCS where he was responsible for the planning, start-up, implementation and profit-and-loss management of the company’s operations in thirteen states. As leader of Sprint PCS’ most successful region, Mr. Kimsey was responsible for a significant portion of the company’s $6 billion in annual revenue, and directed the activities of over 3,000 associates while his region led the other three Sprint PCS regions in almost every key performance metric. Prior to joining Sprint PCS, Mr. Kimsey served as executive director for Cox Enterprises, Inc. where he was in charge of personal communications systems (PCS) development while overseeing the strategy and successful implementation of the delivery of wireless telecommunications over cable television infrastructure. Prior to joining Cox Enterprises, Mr. Kimsey spent eight years with BellSouth’s cellular operations where he was involved in the startup of their cellular operations in the United States and Australia. Mr. Kimsey earned a master’s degree in Business Administration from Vanderbilt University and a Bachelor’s of Science degree from the University of Tennessee. Mr. Kimsey’s directly related experiences in competitive telecommunications businesses along with his MBA and CPA background will provide extraordinary and relevant guidance and perspective to the Company.

MORRIS A. MILLER, 50, is a technology investor and co-founded Rackspace Hosting, Inc. Most recently, Mr. Miller serves as the Chief Executive Officer of Xenex Disinfection Services LLC, a world leader in automated room disinfection through the use of Xenon technology and innovative hospital disinfection protocols. Mr. Miller is responsible for Xenex’s overall business strategy and oversight of day-to-day operations. Mr. Miller has previously formed Sequel Ventures and Cutstone Ventures which invests in and acts as an advisor to numerous start-ups including Inventables, and Golfballs.com. Prior to Sequel and Cutstone, Mr. Miller was a Co-Founder of Rackspace Hosting, Inc. and served as its Managing Director and Chief Executive Officer after prior roles of being its President and Chief Operating Officer beginning in 1999. Prior to Rackspace, Mr. Miller served as Managing Director for Knightsbridge, LLC and as a Principal at Curtis Hill Publishing Company. He also held various positions at Matthews & Branscomb, a San Antonio law firm. Mr. Miller served as a board member of Rackspace Hosting, Inc. from 1999 to 2015 and has served as a Member of the Advisory Board at Inventables, Inc., The Search Monitor LLC, and Adometry, Inc. (formerly known as Click Forensics, Inc.) which was sold to Google. Mr. Miller received a B.A. in Psychology from The University of Texas at Austin, and a J.D. from the Dedman School of Law at Southern Methodist University. Mr. Miller is also an alumnus of Phillips Exeter Academy, and a member of APIC, BioMed SA, and ACG Central

Texas. Mr. Miller brings high growth, real-world, public company CEO experience from his time at Rackspace along with multiple board experiences and legal expertise that will provide governance and business direction to the Company.

RICHARD W. TALARICO, 61, has been associated with The Hawthorne Group since March of 1986. Hawthorne is a private investment and management company which invests through affiliates primarily in media and communications companies. Hawthorne provides management and administrative services to these business ventures. Mr. Talarico became a partner in the firm in 1990. Mr. Talarico has been involved in numerous start-up and turnaround investments including the cable television, video post-production, advertising and promotion agency and software development industries. Mr. Talarico’s responsibilities have included structuring, negotiating and financing activities and operating roles in the portfolio companies including chief financial officer and chief executive officer. Mr. Talarico has conducted many executive search activities on behalf of portfolio companies and has served as a board member on a number of these companies. Mr. Talarico was a founding partner in Allin Communications Corporation in 1994, a Hawthorne-backed investment. Mr. Talarico became Chairman of the Board and Chief Executive Officer of the Company in July 1996. Mr. Talarico led a successful public offering in November of 1996. Mr. Talarico also served as Chairman of the Board of Directors from July 1996 until September 2009 and continues to serve as a Director of the Company. Mr. Talarico has served as an officer and director of the Company’s other subsidiaries since their inception or acquisition by the Company. Mr. Talarico also has served on the Board of Directors of the Jefferson Regional Medical Center, a 341 bed acute care hospital, since 2011. In addition, Mr. Talarico is a board member (since 2013) and Chairman of the Grants Committee of the Jefferson Regional Foundation. The Foundation has assets in excess of $75 million and makes charitable grants in the Hospital’s service area. Since 2014, Mr. Talarico has served as a board member of Brentwood Bank. The Bank, with assets of approximately $560 million dollars, has served the Western Pennsylvania area since 1922 with full commercial banking services including residential and commercial lending. Mr. Talarico serves as chairman of the Governance and Nominating Committee, and is a member of the Asset/Liability, Loan and Audit Committees. Prior to joining The Hawthorne Group, Mr. Talarico was a Tax Manager with the Pittsburgh office of Arthur Andersen & Co. where he earned his Certified Public Accountant certification in the Commonwealth of Pennsylvania. Mr. Talarico graduated Cum Laude from Duquesne University with a BS in Business Administration and earned a Masters in Business Administration from the University of Michigan. Mr. Talarico’s executive search experience, public company CEO experience, and mergers and acquisitions background will provide valuable expertise and direction to the Company.

Except as otherwise set forth in this Schedule 14N, as amended, (including Exhibit A hereto), (i) during the past 10 years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Issuer; (iii) no Participant owns any securities of the Issuer which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Issuer during the past two years; (v) no part of the purchase price or market value of the securities of the Issuer owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Issuer, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Issuer; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Issuer; (ix) no Participant or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Issuer’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Issuer or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Issuer or its affiliates, or with respect to any future transactions to which the Issuer or any of its affiliates will or may be a party; (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting; (xii) no Participant holds any positions or offices with the Issuer; (xiii) no Participant has a family relationship with any director, executive officer, or person nominated or chosen by the Issuer to become a director or executive officer and (xiv) no companies or organizations, with which any of the Participants has been employed in the past five years, is a parent, subsidiary or other affiliate of the Issuer. There are no material proceedings to which any Participant or any of his or its associates is a party adverse to the Issuer or any of its subsidiaries or has a material interest adverse to the Issuer or any of its subsidiaries.

With respect to each of the Participants, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

Other than as stated above and elsewhere in this Schedule 14N, as amended, there are no agreements, arrangements or understandings between the Participants or their affiliates and associates, and the Nominees or any other person or persons pursuant to which the nomination described herein is to be made and the Reporting Persons and their affiliates and associates have no material interest in such nomination, including any anticipated benefit therefrom to the Reporting Persons or any of their affiliates or associates.

(e)          Other than as stated below and elsewhere in this Schedule 14N, as amended, there are no (1) direct or indirect material interests in any contract or agreement between the Participants and/or the Issuer or any affiliate of the Issuer (including any employment agreement, collective bargaining agreement, or consulting agreement), (2) material pending or threatened legal proceedings in which the Participants are a party, involving the Issuer, any of its executive officers or directors, or any affiliate of the Issuer; and (3) other material relationships between the Participants, and/or the Issuer or any affiliate of the Issuer not otherwise disclosed herein.

Mr. Ball currently acts as a consultant to Carnegie for a monthly fee of $5,000. Mr. Talarico is currently Chief Executive Officer of an entity Allin Corporation that is controlled by the Reporting Person.

On February 1, 2017, Paul M. Posner filed an Urgent Ex Parte Motion for Interlocutory Remedies (the “Motion”) with the District Court of the Central District of Israel. In the Motion, Mr. Posner asked the court to issue an order instructing the Issuer to publish an updated agenda for the annual general meeting, including an agenda item for the election of the candidates for the board of directors proposed by Mr. Posner; and to grant an order instructing the Issuer to transfer its list of non-objecting beneficial owners (the “NOBO list”) to Mr. Posner. On February 7, 2017, the Issuer filed its response to the motion, and on February 9, 2017, Mr. Posner filed his reply to the Issuer’s response to the Motion. On February 12, 2017, the court held a hearing in the presence of the parties before the Hon. Judge Oren Schwartz.

At the end of the hearing both parties agreed to a proposal put forward by the Court as follows: since the Issuer has published an updated notice deferring the date of the annual general meeting to March 30, 2017 (or such later date, if required by the authorities in the United States), and taking into account the fact that the agenda for the annual general meeting has since been amended in order to include the nominees of Mr. Posner, Mr. Posner has received his request as set out with respect to the principal matter in the Motion, and this issue has been thereby resolved. With respect to the secondary remedy, i.e., provision of the NOBO list, each party shall reserve all of their arguments (including with respect to the capacity of the general meeting). This issue may be resolved in future proceedings between the parties, since the court was of the opinion that there is no room for resolution of the matter in proceedings for interlocutory relief (without making any determination that the request is unfounded). The court’s proposal was given the force of a judgment, thereby bringing the foregoing proceedings between the parties to an end.

(f)          The Participants may publish soliciting materials at www.mjproxy.com

Item 7. Notice of Dissolution of Group or Termination of Shareholder Nomination

Not applicable.

Item 8. Signatures

Each of the undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this notice on Schedule 14N/A Amendment No. 1 is true, complete and correct.

Date: March 2, 2017	/s/ Paul M. Posner
Paul M. Posner

CARNEGIE TECHNOLOGIES – NY MJ HOLDINGS, LLC

Date: March 2, 2017	By:	/s/ Paul M. Posner
Name: Paul M. Posner
Title: Member

CARNEGIE TECHNOLOGIES HOLDINGS, LLC

Date: March 2, 2017	By:	/s/ Paul M. Posner
Name: Paul M. Posner
Title: Member

EXHIBIT A

MAGICJACK VOCALTEC LTD. Ordinary Shares Purchased and Sold (-) by Paul M. Posner

DATE	AMOUNT
June 2, 2016	3,190
June 3, 2016	16,334
June 9, 2016	4,729
June 10, 2016	8,500
June 13, 2016	500
June 14, 2016	1,000
June 15, 2016	32,223
June 16, 2016	5,700
June 22, 2016	85,000
June 23, 2016	20,000
June 24, 2016	20,000
June 29, 2015	12,119
June 30, 2016	14,510
July 1, 2016	5,100
July 5, 2016	4,329
July 6, 2016	5,000
July 22, 2016	11,300
August 17, 2016	-2,200
February 22, 2017	-30,000	*

TOTAL	217,334

MAGICJACK VOCALTEC LTD. Ordinary Shares Purchased and Sold (-) by Carnegie Technologies-NY MJ Holdings, LLC

DATE	AMOUNT
February 22, 2017	30,000	*

TOTAL	30,000

*Reflects the transfer by Paul M. Posner to Carnegie Technologies-NY MJ Holdings, LLC